Mail Stop 4561

August 26, 2008

Richard A. Bailey
Chief Executive Officer
2750 West Brooks Avenue, Suite 103
North Las Vegas, NV 89032

> **Re:** **Marshall Holdings International, Inc.**
> **Form 10-K for Year Ended December 31, 2007**
> **Form 10-Q for Quarter Ended March 31, 2008**
> **File No. 000-27879**

Dear Mr. Bailey:

We have limited our review of your filings to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 8A(T) – Controls and Procedures, page 25

1.   Your disclosures do not comply with all aspects of Item 308T(a) of Regulation S-K. Please revise your disclosures to provide a statement identifying the framework used by management to evaluate the effectiveness of the internal control over financial reporting, and a statement as to whether or not internal control over financial reporting is effective.

Financial Statements and Notes

Consolidated Balance Sheet, page F-2

2.   We note that approximately $4,395,375 is recognized as notes receivable.
        Provide us further clarification of the nature of this balance.

3.   We note that approximately $3,722,182 is recognized as intangible assets as of
        December 31, 2007. We also note that you have recognized a $2,473,922
        impairment charge against intangible assets during the year ended December 31,
        2007. Explain to us how you have met the disclosure requirements of paragraphs
        44 - 46 of SFAS 142.

Consolidated Statement of Stockholders' Equity, page F-5

4.   We note that the company has issued stock in exchange for services in the amount
        of $1,102,350 and $2,798,780 during fiscal years 2007 and 2006, respectively.
        Please tell us how you account for arrangements by which employees and non-
        employees receive shares of stock or other equity instruments of the company in
        exchange for compensation of the goods and services that they provided.   Refer
        to SFAS 123(R) and EITF 96-18.

5.   Please advise us where shares issued out of your Retainer Stock Plan (RSP) are
        reflected in your Statement of Stockholders' Equity. In addition, clarify if shares
        under the RSP are restricted and how they are accounted for in your financial
        statements upon issuance.

Note 7 – Real Estate Acquisitions and Sales, page F-14

6.   We note pursuant to the sale of properties to Cal-Bay International in 2005, that
        you received 32,000,000 and 2,800,000 shares of Cal-Bay non-dilutable Preferred
        B Stock. Please tell us how you are accounting for your investment in Cal-Bay
        and your GAAP basis that supports your accounting treatment.

Note 14 – Subsequent Events, page F-18

7.   We note that the company issued 70 million shares of Series A preferred stock to
        Messrs Bailey, the company's Chief Executive Officer, and Ternes, the
        company's Chief Financial Officer, as of April 9, 2008 for debt owed to them by
        the company in part of a debt restructuring transaction. Quantify the amount of
        debt that was settled with the issuance of these shares. In addition, please tell us

how you plan to account for the extinguishment or modification of this debt and your GAAP basis that supports your accounting treatment.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief